UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______) *

Rubicon Minerals Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

July 14, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .......................................

1. Names of Reporting Persons

Carlos Pavao

I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,667,000 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,667,000 8. Shared Dispositive Power -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,667,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(Not Applicable)

  Percent of Class Represented by Amount in Row (9)

  5.1%

  Type of Reporting Person (See Instructions)

IN

Item 1.

(a) Name of Issuer: Rubicon Minerals Corporation

(b) Address of Issuer's Principal Executive Offices

1100 Melville Street, Suite 888

Vancouver, British Columbia, Canada

V6E 4A6

Item 2.

(a) Name of Person Filing: Carlos Pavao

(b) Address of Principal Business Office or, if none, Residence

209 Norseman Street

Etobicoke, Ontario, Canada

M8Z 2R5

(c) Citizenship: Canadian

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number

Item 3.

If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1 (b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with section 240.13d-1 (b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4. Ownership.

The information in Items 1 and 5 through 11 on the cover page (page 2) is hereby incorporated by reference. Percentage ownership is based on 52,184,631 common shares outstanding at December 31, 2003. The reporting person owns 2,667,000 shares of common stock of the issuer and has both sole power to vote and to dispose of or direct the disposition of those shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2004

Date

/s/ Carlos Pavao

Signature

Carlos Pavao

Name/Title